UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________________ to ______________

Commission File Number 001-14273

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CORE LABORATORIES PROFIT SHARING AND RETIREMENT PLAN
6316 Windfern Road
Houston, Texas 77040

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Core Laboratories N.V.
Strawinskylaan 913
Tower A, Level 9
1077 XX Amsterdam
The Netherlands

REQUIRED INFORMATION

The Core Laboratories Profit Sharing and Retirement Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, also known as ERISA.

ITEM 4.  As permitted by the U.S. Securities and Exchange Commission Rules, Items 1, 2, and 3 of this Annual Report on Form 11-K have been omitted, and the following financial statements of the Plan, notes to such financial statements, and the Report of Independent Registered Public Accounting Firm on such financial statements are being filed in this Report in accordance with ERISA reporting requirements:

(a)	Report of Independent Registered Public Accounting Firm

(b)	Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018

(c)	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019

(d)	Notes to Financial Statements as of December 31, 2019 and 2018

(e)	Schedule H, Line 4i - Schedule of Assets (Held at End of Year), as of December 31, 2019

The Independent Registered Public Accounting Firm's Consent to the incorporation by reference of these financial statements in the Registration Statement on Form S-8 (No. 333-73772, 333-73774), which pertains to the Core Laboratories Profit Sharing and Retirement Plan, is being filed as Exhibit 23.1 to this Annual Report on Form 11-K.

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

DECEMBER 31, 2019 and 2018

INDEX TO FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because the schedules are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Board of Directors, and the Administrative Committee of the Core Laboratories Profit Sharing and Retirement Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Core Laboratories Profit Sharing and Retirement Plan (the "Plan") as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but rather required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ham, Langston & Brezina, L.L.P.

We have served as the Plan’s auditor since 2004.

Houston, Texas

June 26, 2020

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS

Investments, at fair value:
Life insurance contract	$58,556	$76,187
Core Laboratories N.V. Common Stock	11,295,278	22,964,136
Investment funds	178,438,570	155,994,730

Total investments	189,792,404	179,035,053

Receivables:
Participant contributions	—	215,676
Employer contributions	—	113,852
Notes receivable from participants	3,241,490	2,946,369
Other	225,946	49,595

Total receivables	3,467,436	3,325,492

Total assets	193,259,840	182,360,545

LIABILITIES

Other payables	15,000	15,000

Total liabilities	15,000	15,000

Net assets available for benefits	$193,244,840	$182,345,545

The accompanying notes are an integral part of these financial statements.

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2019

Investment income:
Interest and dividend income	$5,576,627
Net appreciation in fair value of investments	18,820,647

Total investment income	24,397,274

Contributions:
Participant	6,825,549
Employer	3,275,650
Participant rollovers	815,162

Total contributions	10,916,361

Interest income on notes receivable from participants	170,228

Total investment income and contributions	35,483,863

Deductions from net assets attributed to:
Withdrawals and retirement benefits	24,557,063
Administrative expenses	205,650

Total deductions	24,762,713

Net increase in net assets available for benefits before transfers into the Plan:	10,721,150

Transfers into the Plan	178,145

Net assets available for benefits, beginning of year	182,345,545

Net assets available for benefits, end of year	$193,244,840

The accompanying notes are an integral part of these financial statements.

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

1.	SUMMARY OF SIGNIFICANT PLAN PROVISIONS

The Core Laboratories Profit Sharing and Retirement Plan (the "Plan" or "Core Lab Plan") is sponsored by an entity (the "Company") wholly owned by Core Laboratories N.V. and was established, effective October 1, 1994, through its predecessor entity, Core Laboratories, Inc. The following brief description of the Plan provides only general information. Participants should refer to the Summary Plan Description or Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code (the "Code" or “IRC”).

Plan Amendments

The Plan, from time to time, makes amendments to incorporate changes in regulations and provide clarity to its provisions. The Plan was amended and most recently restated on January 1, 2015 for this purpose, and continues to make Plan amendments, as appropriate, and any significant revisions to Plan policy are contained herein.

Effective on April 1, 2018, the Plan was amended ("Third Amendment") to eliminate the eligibility requirement to attain the age of twenty-one for participation in the Plan.

Effective October 1, 2018, the Plan adopted by the Company is a volume submitter ("VS") plan that is designed to comply with provisions of the IRC Economic Growth and Tax Reconciliation Act of 2001 ("EGTRRA"). Such VS plans are pre-approved by the Internal Revenue Service by reference to the Cumulative List of Changes in Plan Qualification Requirements (the "Cumulative List") provided under EGTRRA.  Accordingly, the Plan was eligible for a six-year remedial amendment cycle.  Because the Plan is a VS plan, the Company is not authorized to amend the Plan except to comply with changes in the Cumulative List.  The Plan received a favorable opinion letter from the Internal Revenue Service on March 31, 2014.

Effective on January 1, 2019, the Plan was amended to comply with the Balanced Budget Act of 2018.  The Plan removed the loan requirement prior to an in-service hardship withdrawal as well as removing the six-month suspension of contributions after a hardship withdrawal.

Effective on July 1, 2019, GGT Guardian Texas, LLC Retirement Trust merged into the Core Laboratories Profit Sharing and Retirement Plan administered by Fidelity Investments. This was in accordance with the acquisition of GGT Guardian Texas, LLC by Core Laboratories.

Plan Administrator and Trustee

An administrative committee appointed by the Company is the Plan Administrator, as defined under ERISA. Prior to October 1, 2018, Prudential Retirement Insurance and Annuity Company and Prudential Bank and Trust FSB was the record-keeper and the trustee of the Plan, respectively. Effective October 1, 2018, Fidelity Investments (the "Record-keeper") and Fidelity Management Trust Company (the "Trustee") have been contracted to serve as the record-keeper and the trustee of the Plan, respectively. The Trustee is the custodian of the investment fund, Wilco is the custodian of the life insurance, and Fidelity Investments is the custodian of Core Laboratories N.V. Common Stock.

Eligibility

Substantially all of the Company's employees are eligible to participate in the Plan. Participation may commence upon the eligible employee's date of hire. Employees must satisfy a service requirement of 1,000 hours of service during a Plan year to be eligible to receive any employer discretionary contributions.

Contributions

The Plan allows each participant to make pre-tax contributions or after-tax Roth contributions of up to 60% of his or her compensation, as defined by the Plan, up to the statutory limit of $19,000 for 2019. The Plan also allows participants who attained age 50 before the close of the Plan year to contribute an additional "catch-up" contribution in the amount of $6,000 for 2019, as permitted under the Code. The Company makes safe harbor matching contributions equal to a designated percentage of each participant's pre-tax contributions, up to a maximum of 4% of the participant's compensation. In addition, the Company may, in its discretion, make an additional employer discretionary contribution for a Plan year with respect to each participant who has completed one year of service (as defined by the Plan) and is employed by the Company on the last day of such Plan year. During the year ended December 31, 2019, the Company made safe harbor matching contributions totaling $3,275,650 and no additional employer discretionary contributions.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's safe harbor matching contributions, allocations of any additional discretionary Company contribution, Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances in accordance with the terms of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance, as defined below.

Vesting

Participants are fully vested in their contributions, the Company's safe harbor matching contributions and related earnings or losses. Participants vest in Company matching contributions other than the safe harbor matching contributions, discretionary contributions and the related investment earnings or losses at the rate of 20% for each completed year of service, as defined by the Plan. A participant becomes fully vested in Company contributions and related earnings/losses if such participant, while employed by the Company, becomes totally and permanently disabled, upon death, or attains either the early retirement age of 55 years with 10 years of service or the normal  retirement age of 65, as defined by the Plan document.

Investment Program

Participants may direct the investment of their contributions, the Company's matching and any additional discretionary contributions into any registered investment companies (mutual funds) offered by the Plan, collective trust funds and the Core Laboratories N.V. Common Stock. The Plan's life insurance contract was not available during the years ended December 31, 2019 and 2018 as a participant investment option.

Contributions may be invested in one fund or divided among two or more funds.  Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds on a daily basis with some restrictions. For insiders, as defined by the U.S. Securities and Exchange Commission, transfers into or out of Core Laboratories N.V. Common Stock are limited to certain trading windows.

Administrative Expenses

The Plan pays substantially all administrative expenses. For the year ended December 31, 2019, the Plan incurred expenses of $205,650.

Expense Offset Arrangements

Fees incurred by the Plan for the investment management services and recordkeeping are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment.

Notes Receivable from Participants

The Plan permits eligible participants to borrow a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balances in the Plan. Notes receivable bore interest ranging from 4.25% to 6.50% at December 31, 2019. Notes receivable are repaid through payroll deductions over a period not to exceed five years and are collateralized by the vested balance in the participant's account and are calculated on a fully amortized basis.

Payment of Benefits and Forfeitures

Upon termination of employment, death, disability, or retirement, a participant, or the participant's estate in the case of death, may elect to receive a distribution equal to the participant's vested interest in his or her Plan account balance. A participant may elect an in-kind distribution of the portion of his or her vested account balance that is invested in Core Laboratories N.V. Common Stock. The Plan, upon the participant’s termination, automatically distributes vested account balances less than $1,000 to the participant and automatically rolls over vested account balances between $1,000 and $5,000 into an individual retirement account.

A participant may make an in-service withdrawal from his or her vested account balance at age 59 1/2 or later.  Subject to satisfying the applicable requirements of the Code, a participant may also make an in-service withdrawal from his or her pre-tax contributions in the event of financial hardship, although such participant will be suspended from making additional pre-tax contributions to the Plan for a period of six months. Effective on January 1, 2019, the six-month suspension was removed as part of the Balanced Budget Act of 2018. A participant can withdraw his or her rollover contributions, if any, from the Plan without being suspended from making additional pre-tax contributions to the Plan.

Prior to age 59 1/2, a participant may elect an in-service distribution of an amount not exceeding the then value of the participant's vested interest, as defined by the Plan document, in the participant's employer contribution portion of their account, subject to the following limitations: (a) the participant must have been a participant in the Plan for at least five years; and (b) the amount available for such in-service distribution must be an eligible rollover distribution.

Upon a participant's termination of employment, any unvested Company contributions and the related investment earnings or losses will be forfeited. Subject to certain conditions, a participant who returns to employment within five years from his or her previous termination date is entitled to have his or her forfeited account balance restored.

Forfeitures, net of amounts restored, may be used to first pay Plan expenses, then to reduce future Company contributions under the Plan. Forfeitures of $78,030 and $85,996 were available to pay Plan expenses or to reduce future Company contributions, at December 31, 2019 and 2018, respectively. During the years ended December 31, 2019 and 2018, forfeitures of approximately $18,000 and $134,000, respectively, were used to reduce Company contributions or paid Plan expenses.

Priorities Upon Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plan will be allocated and distributed among the participants and beneficiaries of the Plan in accordance with ERISA and the terms of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Investment Valuation

Core Laboratories N.V. Common Stock and investment fund securities are valued at fair value. Core Laboratories N.V. Common Stock values are based on their quoted market prices. Investments in shares of the funds are valued using quoted market prices which represent the net asset values of shares held by the Plan at year-end. Investments in life insurance policies are recorded at the cash surrender value of the life insurance policies, as determined by the issuer of the insurance policy, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Investment Income

Investment income includes the net appreciation or depreciation in the fair value of the Plan's investments, consisting of realized and unrealized gains and losses. Dividend and interest income from investments and notes receivable from participants are recorded as earned and allocated to participants based upon their proportionate share of assets in each investment fund.

Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amount of net assets available for benefits and changes therein.

Plan management evaluates estimates on an ongoing basis and utilizes historical experience, as well as various other assumptions believed to be reasonable in a given circumstance, in order to make these estimates. Actual results could differ from estimates, as assumptions and conditions change.

Benefit Payments

Benefits are recorded when paid.

3.	FAIR VALUE MEASUREMENTS

In determining fair value, the degree of judgment used to measure fair value generally correlates to the type of pricing and other data used as inputs, or assumptions, in the valuation process. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's own market assumptions using the best information available. Based on the type of inputs used to measure the fair value of the Plan's financial instruments, the Plan classifies them into the following three-level hierarchy:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•

Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities in active or inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 includes unobservable inputs which reflect the Plan's estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In determining the fair value of the assets and liabilities, the Plan generally uses two approaches, the market approach and the cost approach. The market approach uses prices and other relevant data based on market transactions involving identical or comparable assets. The cost approach is the amount that would be currently required to replace an asset and indicates the cost to the Plan to require a substitute asset.

The following is a description of the valuation methods used for assets measured at fair value at December 31, 2019 and 2018. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Registered Investment Companies (mutual funds): The fair value of these funds is based on the daily closing price as reported by the fund (Market approach). Investment funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Core Laboratories N.V. Common Stock: The fair value of this security is based on observable market quotations in an active market and is priced on a daily basis at the close of business (Market approach).

Life insurance contracts: The fair value of these contracts is based on the cash surrender value of the contracts (Cost approach).

Collective trusts:  Valued at the NAV of units of a bank collective trust.  The NAV, as provided by the trustee is used as a practical expedient to estimate fair value.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.  Participant transactions (purchases and sales) may occur daily.  Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. (Market approach)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2019 and 2018:

		Fair Value Measurement at December 31, 2019
	Total	Level 1	Level 2	Level 3
Assets:
Mutual funds	$86,482,558	$86,482,558	$—	$—
Core Laboratories N.V. common stock	11,295,278	11,295,278	—	—
Life insurance contract	58,556	—	—	58,556
Net assets in fair value hierarchy	$97,836,392	$97,777,836	$—	$58,556
Investments measured at NAV(1)	$91,956,012
Total	$189,792,404

		Fair Value Measurement at December 31, 2018
	Total	Level 1	Level 2	Level 3
Assets:
Mutual funds	$71,399,253	$71,399,253	$—	$—
Core Laboratories N.V. common stock	22,964,136	22,964,136	—	—
Life insurance contract	76,187	—	—	76,187
Net assets in fair value hierarchy	$94,439,576	$94,363,389	$—	$76,187
Investments measured at NAV(1)	$84,595,477
Total	$179,035,053

(1) In accordance with ASC 820-10, certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the fair value of the Plan's assets at the end of each respective year.

The following tables present the changes in fair value of the Plan's Level 3 investment assets for the years ended December 31, 2019 and 2018:

	2019	2018
Balance at January 1,	$76,187	$78,641
Disbursements on investments, net of interest earned	(17,631)	(2,454)
	$58,556	$76,187

Fair Value of Investments in Entities that Use NAV

	Fair value as of December 31,
Collective Trust *	2019	2018	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Putnam Stable Value Fund	$26,901,829	$28,064,828	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2020 Fund	14,311,635	13,141,273	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2025 Fund	15,717,474	12,764,580	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2030 Fund	8,383,974	6,642,982	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend Income Fund	3,724,634	6,462,758	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2035 Fund	6,689,910	5,334,092	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2040 Fund	5,828,402	4,608,397	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2045 Fund	6,026,911	4,592,825	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2050 Fund	3,250,622	2,429,457	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2055 Fund	931,711	519,108	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2060 Fund	188,910	35,177	N/A	Daily	None	None
	$91,956,012	$84,595,477

* The underlying investments held in the collective trust funds are equity or debt securities held to replicate the performance of various indexes. The collective trust funds are valued at the NAV per share as determined by the manager of the funds multiplied by the number of shares held as of the measurement date.

4.	RISKS AND UNCERTAINTIES

The Plan provides for various investments in investment funds, and Core Laboratories N.V. Common Stock. Investment securities, in general, are exposed to various risks, such as interest rate, foreign exchange, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits, Statement of Changes in Net Assets Available for Benefits, and the amounts reported in participant accounts.

5.	FEDERAL INCOME TAX STATUS

The Plan from January 1, 2018 through September 30, 2018 was subject to a favorable determination letter dated July 6, 2015, from the Internal Revenue Service, stating that the Plan, as then designed, was in compliance with applicable requirements of the IRC of 1986, as amended.

Effective October 1, 2018, the Plan adopted by the Company is a volume submitter (“VS”) plan that is designed to comply with provisions of the IRC Economic Growth and Tax Reconciliation Act of 2001 (“EGTRRA”). Such VS plans are pre-approved by the Internal Revenue Service by reference to the Cumulative List of Changes in Plan Qualification Requirements (the “Cumulative List”) provided under EGTRRA.  Accordingly, the Plan is eligible for a six-year remedial amendment cycle.  Because the Plan is a VS plan, the Company is not authorized to amend the Plan except to comply with changes in the Cumulative List.  The Plan received a favorable opinion letter from the Internal Revenue Service on March 31, 2014.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if it has taken an uncertain position that more likely than not would not be sustained upon examination by the  IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	PARTY-IN-INTEREST TRANSACTIONS

The Plan provides for investment in shares of Core Laboratories N.V. Common Stock, investment in funds managed by the Trustee, and collective trust funds. The Plan also allows participants to borrow from their vested balances. These transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules; consequently, these transactions are permitted.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2019 and 2018:

	2019	2018
Net assets available for benefits per the financial statements	$193,244,840	$—
Deemed distributions	(3,652)	—
Net assets available for benefits per Form 5500	$193,241,188	$—

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2019 and 2018:

	2019	2018
Net increase in net assets available for benefits per the financial statements	$10,721,150	$—
Change in deemed distributions	(3,652)	—
Net increase in net assets available for benefits per the financial statements	$10,717,498	$—

8.	SUBSEQUENT EVENTS

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The COVID-19 pandemic and resulting global disruptions have caused significant economic uncertainty and volatility in financial markets. As a result, the Plan's various investment securities have incurred significant declines in fair value since December 31, 2019. The impact of COVID-19 continues to evolve rapidly, and the Company is not able at this time to estimate its full impact on the Plan's financial statements.

The Coronavirus Aid, Relief, and Economic Security (CARES) Act was signed into law by President Trump on March 27, 2020, which certain provisions have been adopted by the Plan. The CARES Act allows for qualified coronavirus-related distributions available from the Plan, and also permits participants impacted by the coronavirus, to defer payment of their Plan loan.

Subsequently, effective June 1, 2020, the Employer Matching Contributions was suspended until further notice and Plan participants were notified 30-days prior to the effective date as required by law.

Plan management has evaluated all subsequent events through June 26, 2020, which is the date the financial statements were available to be issued, and has concluded that there are no other significant events to be reported.

SUPPLEMENTAL SCHEDULE

Form 5500, SCHEDULE H, line 4i

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2019

Plan Number:  001

EIN:  76-0446294

(a)	(b) Identity of Issuer, Borrower, Lessor or Other Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	** (e) Current Value
*	Core Laboratories N.V.	Common Stock	$11,295,278
	Putnam	Collective Trust - Putnam Stable Value	26,901,829
	JP Morgan Chase Bank	Collective Trust - SmartRetirement Passive Blend Income Fund	3,724,634
	JP Morgan Chase Bank	Collective Trust - SmartRetirement Passive Blend 2020 Fund	14,311,635
	JP Morgan Chase Bank	Collective Trust - SmartRetirement Passive Blend 2025 Fund	15,717,474
	JP Morgan Chase Bank	Collective Trust - SmartRetirement Passive Blend 2030 Fund	8,383,974
	JP Morgan Chase Bank	Collective Trust - SmartRetirement Passive Blend 2035 Fund	6,689,910
	JP Morgan Chase Bank	Collective Trust - SmartRetirement Passive Blend 2040 Fund	5,828,402
	JP Morgan Chase Bank	Collective Trust - SmartRetirement Passive Blend 2045 Fund	6,026,911
	JP Morgan Chase Bank	Collective Trust - SmartRetirement Passive Blend 2050 Fund	3,250,622
	JP Morgan Chase Bank	Collective Trust - SmartRetirement Passive Blend 2055 Fund	931,711
	JP Morgan Chase Bank	Collective Trust - SmartRetirement Passive Blend 2060 Fund	188,910
	The Vanguard Group	Mutual Fund - 500 Index Fund Signal Class	15,503,185
	American Funds	Mutual Fund - The Growth Fund of America - Class R-6	12,942,925
	American Funds	Mutual Fund - Washington Mutual Investors Fund - Class R-6	12,825,662
	PIMCO Funds	Mutual Fund - Total Return Fund Institutional Class	6,603,577
	Touchstone	Mutual Fund - Small Company Fund - Class R-6	6,384,163
	American Funds	Mutual Fund - EuroPacific Growth Fund - Class R-6	6,289,303
	RidgeWorth Investments	Mutual Fund - Mid-Cap Value Equity Fund	5,741,327
	The Vanguard Group	Mutual Fund - Small Cap Stock Index	3,267,419
*	Participant Loans	Interest rates ranging from 4.25% to 6.50% with varying maturity dates	3,241,490
	Cohen & Steers Funds	Mutual Fund - Realty Shares	3,108,351
	The Vanguard Group	Mutual Fund - Total Stock Market Index	2,972,425
	JP Morgan Chase Bank	Mutual Fund - Mid Cap Growth Fund	2,770,850
	American Funds	Mutual Fund - New World Fund - Class R-6	2,149,576
	The Vanguard Group	Mutual Fund - Mid Capitalization Index	1,889,464
	The Vanguard Group	Mutual Fund - International Explorer Fund	1,604,047
	Victory Capital Management	Mutual Fund - Small Company Opportunity Fund	1,300,455
	The Vanguard Group	Mutual Fund - Total Stock Market Index Admiral	651,173
	Calvert Investments	Mutual Fund - Calvert Social Index	374,781
	Dimensional Fund Advisors	Mutual Fund - US Social Core Equity Fund	103,875
	Conesco Life Insurance Company	Life Insurance Policies - Cash surrender value	58,556
			$193,033,894

*Represents a party-in-interest transaction.

**Cost information is not presented because all investments are participant directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN

	By:	Administrative Committee of the
Core Laboratories Profit Sharing and
Retirement Plan

Date: June 26, 2020	By:	/s/ Christopher S. Hill
Christopher S. Hill
Administrative Committee Member,
Core Laboratories Profit Sharing and
Retirement Plan

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm - Ham, Langston & Brezina L.L.P.